

Mail Stop 6010

December 12, 2007

VIA U.S. MAIL and FACSIMILE

David A. Almeida
Chief Financial Officer
Axsys Technologies, Inc.
175 Capital Boulevard, Suite 103
Rocky Hill, Connecticut 06067

> **RE: Axsys Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 20, 2007**
> **File No. 000-16182**

Dear Mr. Almeida:

      We have reviewed your response dated November 2, 2007 and related filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

David A. Almeida
Axsys Technologies, Inc.
December 12, 2007
Page 2

Form 10-Q for the fiscal quarter ended September 29, 2007

Consolidated Financial Statements

Note 2. Acquisitions, page 7

1.   We note your response to prior comment 3 in our letter dated October 31, 2007. Please note that the disclosures indicated in paragraph 54 of SFAS 141 are required for all "material" business combinations. It should also be noted that a business combination can be material while not being "significant" under the SEC rules. Since it appears that the business combination is material to your balance sheet and results of operations, please revise future filings to disclose the supplemental pro forma information as though the business combination had been completed at the beginning of the period being reported on.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        Brian Cascio
                                        Accounting Branch Chief